Chairman’s Address

Exhibit 99.1
Address to the 2020 Annual General Meeting
Michael Hammes, Chairman, James Hardie Industries plc
Hello and welcome to James Hardie Industries plc’s 2020 Annual General Meeting (AGM), our eleventh AGM to be held in Dublin. Due to COVID-19 related restrictions I am unable to travel to Ireland to attend and chair the AGM in person, so I am attending and chairing the AGM via the teleconference facility available to all shareholders. I am pleased to have you join us.

The global COVID-19 crisis brought extraordinary challenges in the way we manage our lives, our health and our businesses. James Hardie was well prepared and positioned when we entered this unprecedented crisis and we are confident we will emerge even stronger.

During this time of global stress and uncertainty, management strength and experience is critical. In Jack and his Executive Leadership Team, we have strong and capable leadership, along with a deep understanding of James Hardie, our customers and the markets in which we operate. Since the crisis began, the Board and Executive Leadership Team have been focused on relentlessly reviewing and evaluating the challenges and opportunities ahead. Our business continuity plan is critical as we know that our ability to continue to operate our manufacturing facilities in a safe and compliant way is an important part of how we as a company are able to serve our customers and subsequently support the overall well-being of our employees and key stakeholders.

We also remain committed to maintaining a strong and flexible balance sheet. Our continued strong profitable sales performance along with our quick and decisive capital management and working capital actions, helped increase our liquidity position to US$693 million as of 30 June 2020.

While it’s very difficult to forecast the full global impact and duration of this unprecedented pandemic, the significant progress Jack and his team have made on the company’s transformation to become an even stronger, truly global business has ensured that we entered this crisis well positioned. Jack and his leadership team have the Board’s full support to successfully navigate James Hardie through this unprecedented time and we are confident that we will emerge even stronger.

Turning to our fiscal year 2020 operating results. We began fiscal year 2020 by continuing our transformation to drive James Hardie’s next phase of sustainable and profitable growth. By the end of the year we had made significant progress on our strategic objectives to drive organic growth above market, deliver strong returns and be number one in every market we choose to participate in.

Our North America segment achieved 8% top line growth and adjusted EBIT margin of 25.9%. We achieved strong growth above market as our commercial transformation gained traction, while delivering exceptional returns as our LEAN manufacturing initiative continued to generate improved performance across our North American manufacturing network. We have continued this momentum into fiscal year 2021, as evidenced by our recent announcement on the 14th of October 2020, where we announced updated guidance for the second quarter of fiscal year 2021, including an Adjusted EBIT margin of between 28 and 29 percent, and exteriors volume growth of approximately plus 11% versus the prior corresponding period.

During fiscal year 2020, we allocated capital to position our North America manufacturing network for future growth. We completed the start-up of our greenfield expansion project in Tacoma (Washington) and we continued the construction of a greenfield expansion project in Prattville (Alabama), which we now plan will be producing sellable product in the fourth quarter of fiscal year 2021.

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Shifting to our Asia Pacific segment, once again our Asia Pacific business provided good returns during fiscal year 2020, delivering an adjusted EBIT margin of 22.7%. In May of 2020 we announced three significant changes to our Asia Pacific business, the closure of our Penrose, New Zealand manufacturing facility; leveraging on Australian manufacturing as source of supply for New Zealand market; and the closure of the James Hardie Systems business in Cooroy, Australia. Leveraging these strategic changes, the Asia Pacific business has improved its performance in fiscal year 2021, as evidenced by our recent announcement on the 14th of October 2020, where we announced updated guidance for the second quarter of fiscal year 2021, including an Adjusted EBIT margin of between 31 and 32 percent, and Net Sales growth of approximately plus 4%, in local currency, versus the prior corresponding period. During fiscal year 2020, we completed the brownfield expansion project at our Carole Park (Australia) plant, and now plan for this new line to be producing sellable product in the third quarter of fiscal year 2021.

Now, shifting to our European Building Products segment, which delivered net sales growth of 5% in Euros in fiscal year 2020, driven by fiber cement growth of 32% and fiber gypsum growth of 2%, and an adjusted EBIT 8.2% for fiscal year 2020. The strong growth in fiber cement net sales was driven by market penetration in our existing geographies. Similar to our North America and Asia Pacific businesses, our European Building Products segment has seen good momentum in the second quarter of fiscal year 2021 as evidenced by our recent announcement on the 14th of October 2020, where we announced updated guidance for the second quarter of fiscal year 2021, including an Adjusted EBIT margin of between 10 and 11 percent, and Net Sales growth of approximately plus 8%, in local currency, versus the prior corresponding period.

Now turning our attention to management and Board changes.

On 26 February 2020, Jason Miele was appointed Senior Vice President and CFO of James Hardie. Jason was previously our Vice President, Investor Relations, and brings a strong track record of financial and business leadership, as well as an in-depth knowledge of the James Hardie business. His financial skills, international experience and leadership attributes complement our strong performance-oriented culture and made him the right choice to lead our finance organization during this critical time as we navigate the COVID-19 crisis and execute on our global strategic plan.

The Board would like to acknowledge and thank Anne Lloyd, who is also a member of the Board of Directors of James Hardie, for her service as Interim CFO during this transition. Anne’s oversight during this interim period provided us the opportunity to conduct a comprehensive search for a new CFO, considering both internal and external candidates, ensuring we identified the best leader.

We remain committed to ensuring we have a strong, diverse and independent Board. Over the past twelve months, we added three new non-executive directors who each bring strong business experience and valuable perspective to James Hardie.

I would like to take this opportunity to welcome Moe Nozari, Nigel Stein and Harold Wiens. Moe Nozari was appointed to the Board on 6 November 2019. Moe was employed by 3M Company for 38 years and while there his focus was on the development of new products, brands, identification, and the development of people. Moe brings considerable experience in new product development and innovation.

Nigel Stein was appointed to the Board on 14 May 2020. Nigel has extensive experience in the global automotive and manufacturing sectors. He currently serves as Chairman of Inchcape plc, an automotive distribution, retail and financing company, a position he has held since May 2018. Nigel joined Inchcape as a non-executive director in October 2015. Nigel brings significant international, manufacturing and financial experience to James Hardie.

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Harold Wiens was appointed to the Board on 14 May 2020. Harold worked at 3M Company for 38 years and brings a wealth of experience with proven results in driving global business growth with a strong focus on operational excellence.

Finally, with effect from the conclusion of today’s AGM, Brian Anderson and Russell Chenu will retire as non-executive directors. The retirements are part of the Board’s succession plan. The Board expresses its thanks to Mr Anderson and Mr Chenu for their valued contribution to James Hardie and wishes them both well in their retirement.

I would like to spend a few minutes discussing ESG, or Environment, Social and Governance. Embedded in a foundation of Zero Harm, our approach to sustainability puts people first with a focus on safety. Investing in a culture of safety ensures both our employees and our business partners get home safely to their families, every day. We also recognize the company’s ability to influence the communities in which we live and work around the world. While operating with a global mindset, we put great care into how our business impacts the local communities in which we operate and serve by sourcing locally, employing locally and delivering locally. Jack and his leadership team are focused on continuous improvement within the ESG space and have the Board’s full support in this initiative. Jack, his leadership team and the Board, recognize reporting on ESG and Sustainability is important to our investors, and thus in May of 2019, we made a commitment to improve our sustainability reporting, committing to a full sustainability report utilizing the GRI framework to be issued during the fiscal year 2021 reporting cycle, and committing to an improvement in sustainability reporting included within our Annual Review document during the fiscal year 2020 reporting cycle. I am pleased that the first step in this commitment was executed in our Annual Review issued in August of 2020, which included a 22-page Sustainability Report with a significant increase in case study and metric reporting compared to prior periods. The Board is pleased with the management teams’ commitment to continuous improvement with regards to ESG topics, and the commitment to providing relevant reporting to our stakeholders.

We will contribute approximately US$153.3 million to the AICF during fiscal year 2021. This amount represents 35% of our free cash flow for fiscal year 2020 which we are obliged to contribute as part of our commitment under the Amended and Restated Final Funding Agreement. Including this contribution, we will have provided approximately A$1.6 billion towards asbestos disease related compensation since the AICF was established in February 2007.

I would like to close today by extending the Boards gratitude and thanks to the nearly 5,000 employees of James Hardie around the world. Your ability to navigate the current global pandemic while accelerating the strategy and improving the financial results is truly extraordinary and a testament to a strong team that is working globally and cross-functionally.

END

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Forward-Looking Statements
This Chairman’s Address contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business, including the effect and consequences of the novel coronavirus public health crisis; changes in interest rates, changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Chairman’s Address except as required by law.

This Chairman’s Address has been authorized by the James Hardie Board of Directors.

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland.

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